Mail Stop 6010
Via Facsimile and U.S. Mail

October 22, 2007

Mr. Terrance J. Bieker
Chief Executive Officer
PRA International, Inc.
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

  Re: **PRA International, Inc.**
    Form 10-K for fiscal year ended December 31, 2006
    File No. 000-51029

Dear Mr. Bieker:

  We have completed our review of your Form 10-K and have no further comments
at this time.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant